

August 7, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:

    Themes ETF Trust
    Issuer CIK: 0001976322
    Issuer File Number: 333-271700/811-23872
    Form Type: 8-A12B
    Filing Date: August 7, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long LITE Daily ETF, Leverage Shares 2X Long MXL Daily ETF and Leverage Shares 2X Long STRL Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications